Polymer Holdings LLC

15710 John F. Kennedy Blvd.

Suite 300

Houston, Texas 77032

December 14, 2009

VIA EDGAR

Jay Ingram

Mail Stop 4631

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Polymer Holdings LLC
Registration Statement on Form S-1 (File No. 333-162248)

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Polymer Holdings LLC (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective by 2:00 p.m., Eastern Time, on December 16, 2009 (the “Effective Date”), or as soon as possible thereafter.

In addition, pursuant to Rule 12d1-2(b)(2) of the Securities Exchange Act of 1934, as amended, the Company hereby requests that the effectiveness of the Registration Statement on Form 8-A relating to the Company’s common stock (together with the Registration Statement on Form S-1, the “Registration Statements”), filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2009, be accelerated concurrently with that of the Company’s Registration Statement on Form S-1.

We ask, however, that the Registration Statements not be declared effective until you speak to our counsel on the Effective Date.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statements. In addition, the Company hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

Mr. Ingram

Securities and Exchange Commission

p. 2

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Duane McLaughlin of Cleary Gottlieb Steen & Hamilton, counsel to the Company, at (212) 225-2106, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours, POLYMER HOLDINGS LLC

By:	/S/ STEPHEN E. TREMBLAY
	Name:	Stephen E. Tremblay
	Title:	Vice President and Chief Financial Officer

cc:	Stephen W. Duffy
Polymer Holdings LLC

Steven Dabney
KPMG

Duane McLaughlin
Cleary Gottlieb Steen & Hamilton LLP